CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2016, 2015 AND 2014

(Expressed in Canadian dollars)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of

Agave Silver Corp.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Agave Silver Corp., which comprise the consolidated statements of financial position as at March 31, 2016 and 2015 and the consolidated statements of operations and comprehensive income (loss), changes in deficiency and cash flows for each of the years in the three-year period ended March 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Agave Silver Corp. as at March 31, 2016 and 2015 and its financial performance and its cash flows for each of the years in the three-year period ended March 31, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada

July 5, 2016	Chartered Professional Accountants

1

AGAVE SILVER CORP.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	March 31,	March 31,
	2016	2015

Assets

Current Assets
Cash	$ 774	$ 2,827
Amounts receivable and prepaid expenses (Note 5)	13,889	22,766
Total Current Assets	14,663	25,593
Non-current Assets
Deferred charge	15,625	21,875
Deferred finance fee	--	28,900
Equipment (Note 7)	--	351
Reclamation deposits	18,000	18,000
Total Non-current Assets	33,625	69,126
Total Assets	$ 48,288	$ 94,719

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (Note 8)	$ 23,371	$ 97,615
Accounts payable, related parties (Note 9)	228,431	282,981
Total Liabilities	251,802	380,596

Deficiency
Share capital (Note 11)	33,973,547	33,755,285
Share subscriptions	--	100,000
Warrants reserve	54,688	341,631
Share-based payments reserve (Note 11)	71,009	964,950
Deficit	(34,302,758)	(35,447,743)
Total Deficiency	(203,514)	(285,877)
Total Liabilities and Deficiency	$ 48,288	$ 94,719

Going Concern (Note 1)

Approved and authorized for issue on behalf of the board of directors on July 5, 2016 by:

/s/Ronald M. Lang /s/Robert Paul

Director Director

 The accompanying notes are an integral part of these consolidated financial statements.

2

AGAVE SILVER CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

	For the years ended March 31,
	2016	2015	2014

Expenses
Consulting and director fees (Note 9)	$ --	$ --	$ 38,500
Exploration and evaluation costs (Notes 6, 9)	(1,890)	1,465	40,107
Finance fees	25,000	--	--
Foreign exchange	(336)	2,963	6,022
General and administrative (Notes 9, 10)	43,796	76,951	56,916
Professional fees	39,785	113,335	174,741
Salaries and benefits (Note 9)	85,181	191,087	394,530
Shareholder communications (Note 9)	28,879	20,786	95,860
Share-based payments (Note 11)	21,006	--	--
Loss Before Other Income	(241,421)	(406,587)	(806,676)
Other Income
Gain on settlement of debt (Note 9)	129,121	--	--
Gain on sale of mineral property (Note 6)	--	--	50,000
Interest income	707	--	504
Total Other Income	129,828	--	50,504
Loss From Continuing Operations	(111,593)	(406,587)	(756,172)
Discontinued Operations
Exploration and evaluation costs (Notes 4, 6, 9)	--	(275,778)	(443,448)
Gain on sale of discontinued operations (Note 4)	--	684,023	--
Net Income (Loss) From Discontinued Operations	--	408,245	(443,448)
Net (Loss) Income and Comprehensive (Loss) Income for the Year	$ (111,593)	$ 1,658	$ (1,199,620)

Loss per Common Share, Continuing Operations	$ (0.00)	$ (0.02)	$ (0.04)
Earnings (Loss) per Common Share, Discontinued Operations	--	0.02	(0.02)

(Loss) Earnings per Common Share, Basic and Diluted	$ (0.00)	$ 0.00	$ (0.06)

Weighted Average Number of Shares Outstanding – Basic and Diluted	30,682,669	25,834,059	19,913,784

The accompanying notes are an integral part of these consolidated financial statements.

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AGAVE SILVER CORP.

Consolidated Statements of Changes in Deficiency

For the years ended March 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

	Common Shares Without Par Value		Share	Warrants Reserve	Share-based Payments Reserve	Deficit	Total Deficiency
	Shares	Amount	Subscriptions
Balance, March 31, 2013	15,534,059	$ 33,066,916	$ --	$ 2,174,973	$ 2,022,465	$ (37,482,269)	$ (217,915)
Private placement	10,300,000	688,369	--	341,631	--	--	1,030,000
Share subscription	--	--	50,000	--	--	--	50,000
Warrants expired, unexercised	--	--	--	(2,174,973)	--	2,174,973	--
Options expired, unexercised	--	--	--	--	(645,915)	645,915	--
Net loss for the year	--	--	--	--	--	(1,199,620)	(1,199,620)
Balance, March 31, 2014	25,834,059	33,755,285	50,000	341,631	1,376,550	(35,861,001)	(337,535)
Share subscription	--	--	50,000	--	--	--	50,000
Options expired, unexercised	--	--	--	--	(411,600)	411,600	--
Net income for the year	--	--	--	--	--	1,658	1,658
Balance, March 31, 2015	25,834,059	33,755,285	100,000	341,631	964,950	(35,447,743)	(285,877)
Private placement	5,000,000	195,312	(100,000)	54,688	--	--	150,000
Shares issued for debt	1,147,500	22,950	--	--	--	--	22,950
Share-based payments	--	--	--	--	21,006	--	21,006
Warrants expired, unexercised	--	--	--	(341,631)	--	341,631	--
Options expired, unexercised	--	--	--	--	(914,947)	914,947	--
Net loss for the year	--	--	--	--	--	(111,593)	(111,593)
Balance, March 31, 2016	31,981,559	$ 33,973,547	$ --	$ 54,688	$ 71,009	$ (34,302,758)	$ (203,514)

The accompanying notes are an integral part of these consolidated financial statements.

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AGAVE SILVER CORP.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	For the years ended March 31,
	2016	2015	2014

Cash provided by (used in):
Operations
Net (loss) income for the year	$ (111,593)	$ 1,658	$ (1,199,620)
Items not involving cash
Depreciation	351	3,780	4,757
Gain on settlement of debt	(129,121)	--	--
Gain on sale of discontinued operations	--	(684,023)	--
Gain on sale of mineral property	--	--	(50,000)
Share-based payments	21,006	--	--
Foreign exchange	--	(1,977)	(488)
Changes in non-cash operating assets and liabilities
Amounts receivable and prepaid expenses	8,877	5,678	18,984
Deferred charge	6,250	6,250	(28,125)
Deferred finance fee	28,900	(28,900)	--
Foreign value-added taxes recoverable	--	16,857	(4,563)
Accounts payable and accrued liabilities	(74,244)	(49,105)	(74,352)
Accounts payable, related parties	18,207	378,190	60,319
Cash used in operating activities	(231,367)	(351,592)	(1,273,088)
Investing activities
Proceeds from sale of mineral property	--	--	50,000
Proceeds of short-term investments	--	10,000	90,043
Interest on short-term investments	--	69	(69)
Reclamation bonds	--	--	(5,000)
Cash provided by investing activities	--	10,069	134,974
Financing activities
Common shares	150,000	--	1,030,000
Share subscriptions	--	50,000	50,000
Loan from related party	79,314	265,000	8,000
Cash provided by financing activities	229,314	315,000	1,088,000

Decrease in cash during the year	(2,053)	(26,523)	(50,114)

Cash, beginning of the year	2,827	29,350	79,464

Cash, end of the year	$ 774	$ 2,827	$ 29,350

The accompanying notes are an integral part of these consolidated financial statements.

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1. Nature of Operations and Going Concern

Agave Silver Corp. (the “Company”) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Canada.

The Company’s head office and principal address is #1601-675 West Hastings Street, Vancouver, B.C., Canada, V6B 1N2. The Company’s registered and records office is 25th Floor-700 West Georgia Street, Vancouver, B.C., Canada, V7Y 1B3.

The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.

During the year ended March 31, 2015, the Company sold its wholly-owned Mexican subsidiary, Cream Minerals de Mexico S.A. de C.V. (“CMM”) to Frank Lang and Ferdinand Holcapek (the “Buyers”). CMM holds all rights and title to the mineral concessions comprising the Company’s Nuevo Milenio Property. As consideration for the securities of CMM held by the Company, the Buyers paid the aggregate sum of $686,000, payable as the forgiveness of the debts owed by the Company to Frank Lang (or other entities controlled by Frank Lang) and Ferdinand Holcapek.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses from inception to March 31, 2016 of $34,302,758 (2015 – $35,447,743). Additionally, the Company has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success. These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in these consolidated financial statements.

2. Significant Accounting Policies

(a)	Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

6

2. Significant Accounting Policies (Continued)

(b)	Basis of Measurement and Presentation

These consolidated financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for some financial instruments, which have been measured at fair value. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

(c)	Basis of Consolidation

The March 31, 2014 consolidated financial statements incorporate the financial statements of the Company and its wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V. (“CMM”), a Mexican corporation. The subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtained control until the date that such control ceases. The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies. All intercompany transactions and balances were eliminated on consolidation. During the year ended March 31, 2015, the Company sold its wholly-owned subsidiary, CMM.

(d)	Cash and Cash Equivalents

Cash consists of cash held in bank accounts. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes. The Company had no cash equivalents as at March 31, 2016 and 2015.

(e)	Exploration and Evaluation Assets

Exploration and evaluation acquisition costs are considered assets and capitalized at cost. When shares are issued as consideration for exploration and evaluation asset costs, they are valued at the closing share price on the date of issuance. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment. When the technical and commercial viability of a mineral interest has been demonstrated and a development decision has been made, accumulated expenses will be tested for impairment before they are reclassified to assets and amortized on a unit of production basis over the useful life of the ore body following commencement of commercial production.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Mineral property exploration and evaluation expenditures are expensed until the property reaches the development stage.

7

2. Significant Accounting Policies (Continued)

(e)	Exploration and Evaluation Assets (Continued)

The recoverability of the amounts capitalized for exploration and evaluation assets is dependent upon the determination of economically recoverable mineral deposits, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof. If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned, or management has determined an impairment in value, the property is written down to its estimated recoverable amount.

(f)	Financial Instruments and Risk Management

All financial instruments are classified into one of five categories: fair value through profit or loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the statement of financial position at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Fair value through profit or loss financial assets is measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified cash as fair value through profit or loss. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities. Management did not identify any material embedded derivatives, which require separate recognition and measurement.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Financial instruments are exposed to credit, liquidity and market risks. Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

8

2. Significant Accounting Policies (Continued)

(f)	Financial Instruments and Risk Management (Continued)

Liquidity risk on amounts due to creditors and amounts due to related parties were significant to the Company’s statement of financial position. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of silver and gold in particular.

(g)	Equipment

Equipment is recorded at cost and depreciated over its estimated useful life. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of operations and comprehensive loss during the financial period in which they are incurred.

Depreciation is recognized using the straight-line basis over the estimated useful lives of the various classes of equipment, ranging from three to five years. Depreciation methods, useful lives and residual values are reviewed at each financial year end and are adjusted if appropriate.

(h)	Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that the assets may be impaired. If such indication exists, the recoverable amount of the identified asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less cost to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. Each of the Company’s exploration and evaluation properties is considered to be a cash-generating unit for which impairment testing is performed.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior reporting periods. A reversal of an impairment loss is recognized immediately in profit or loss.

9

2. Significant Accounting Policies (Continued)

(h)	Impairment of Tangible and Intangible Assets (Continued)

Management’s estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. A mining enterprise is required to consider the conditions for impairment write-down. The conditions include significant unfavorable economic, legal regulatory, environmental, political and other factors. In addition, management’s development activities towards its planned principal operations are key factors considered as part of the ongoing assessment of the recoverability of the carrying amount of exploration and evaluation assets. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

(i)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill that is not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

10

2. Significant Accounting Policies (Continued)

(j)	Foreign Currency Translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its subsidiary is the Canadian dollar. The functional currency determinations were made through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of operations.

(k)	Share-based Payments

The Company accounts for stock options issued to directors and employees at the fair value determined on the grant date using the Black-Scholes option pricing model. The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. These payments are recorded at the date the goods and services are received.

Warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model. If and when the stock options or warrants are ultimately exercised, the applicable amounts of their fair values in the reserve accounts are transferred to share capital. If and when the stock options or warrants are ultimately expired, the applicable amounts of their fair values in the reserve accounts are transferred to deficit.

(l)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

The proceeds from the issue of the units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values as follows: the fair value of the common shares is based on the market closing price on the date the units are issued and fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

11

2. Significant Accounting Policies (Continued)

(m)Earnings	(Loss) per Common Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share are the same. In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the period.

(n)	Flow-through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified Canadian exploration and evaluation projects and the related income tax deductions are renounced to the subscribers of the flow-through shares. The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company also recognizes a deferred tax liability with a corresponding charge in the statement of operations when the qualifying exploration and evaluation expenditures are renounced. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset and recovery of deferred income taxes through profit or loss in the reporting period.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through expenditure commitments.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds, renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

(o)	Decommissioning Liabilities

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. The nature of the rehabilitation activities includes restoration, reclamation and re-vegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks. Additional environmental disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the period in which they occur.

12

2.	Significant Accounting Policies (Continued)

(p)	Recent Accounting Pronouncements

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning after January 1, 2016, or later periods. Updates that are not applicable or are not consequential to the Company have been excluded in the standards listed below.

The Company anticipates that the application of these standards, amendments, revisions and interpretations will not have a material impact on the results and financial position of the Company.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB’s wider project of replacing IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristic of the financial assets. This standard is effective for annual periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers establishes a five-step model that will apply to revenue earned from a contract, regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted.

IFRS 16 Leases

IFRS 16 Leases replaces IAS 17 – Leases and requires lessees to account for leases on the statement of financial position by recognizing a right to use asset and lease liability. The standard is effective for annual reports beginning on or after January 1, 2019, with earlier adoption permitted.

Amendments to IAS 1 Presentation of Financial Statements

The amendments are designed to encourage companies to apply professional judgment to determine what information to disclose in the financial statements. In addition, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The amendment is effective for annual periods beginning on or after January 1, 2016.

3. Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

13

3. Critical Accounting Judgments and Estimates (Continued)

(a)	Share-based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 11.

(b)	Going Concern

The assessment of the Company's ability to raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(c)	Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 6 discloses the carrying value of such assets. The triggering events for exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

•	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

(d)     Determination of Cash Generating Units

The determination of cash generating units (“CGUs”) requires judgment in defining a group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs are determined by similar geological structure, shared infrastructure, geographical proximity, commodity type, similar exposure to market risks and materiality.

14

3. Critical Accounting Judgments and Estimates (Continued)

(e)	Foreign Currency

The Company applied judgment in determining the functional currency of the Company and its subsidiary. Functional currency was determined based on the currency in which funds are provided to its subsidiary and the degree of dependence on the Company for financial support.

(f)	Accrued Liabilities

The Company has applied judgment in recognizing accrued liabilities, including judgment as to whether the Company has a present obligation (legal or constructive) as a result of a past event; whether it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and whether a reliable estimate can be made of the amount of the obligation.

4. Discontinued Operations – Sale of Mexican Subsidiary

On February 12, 2015, the Company closed the sale of its wholly-owned Mexican subsidiary, Cream Minerals de Mexico S.A. de C.V. (“CMM”) to Frank Lang and Ferdinand Holcapek (the “Buyers”). CMM holds all rights and title to the mineral concessions comprising the Company’s Nuevo Milenio Property. As consideration for the securities of CMM held by the Company, the Buyers paid the aggregate sum of $686,000, payable as the forgiveness of the debts owed by the Company to Frank Lang (or other entities controlled by Frank Lang) and Ferdinand Holcapek.

The loss on sale of the Mexican subsidiary was as follows:

Investment in and amounts receivable from CMM	$7,888,482
Retained earnings from CMM	(7,886,505)
Forgiveness of debts	(686,000)
Gain on sale of discontinued operations	$(684,023)

During the year ended March 31, 2016, the Company spent $Nil (2015 - $275,778; 2014 - $443,448) in cash in exploration and evaluation costs on the discontinued operations, resulting in net cash used in operating activities of the same amount.

5. Amounts Receivable and Prepaid Expenses

	March 31,	March 31,
	2016	2015
GST/HST	$7,639	$13,888
Prepayments and other receivable	6,250	8,878
Total	$13,889	$22,766

15

6. Exploration and Evaluation Assets

The Company’s exploration and evaluation assets as at March 31, 2016 and 2015 were $Nil.

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed at the end of this note.

(a) Kaslo Silver Property, Kaslo, British Columbia, Canada

The 100% owned Kaslo Silver Property, a silver target, was written off during the year ended March 31, 2012, as there were no plans at that time to continue with exploration. During the year ended March 31, 2014, a review of geological data was completed, however, no further work was done during the year ended March 31, 2016.

(b) Nuevo Milenio Property, Nayarit, Mexico

During the year ended March 31, 2015, the Company closed the sale of the Company’s interest in the Nuevo Milenio Property to Frank Lang and Ferdinand Holcapek via the sale of all of the securities of Cream Minerals de Mexico S.A. de C.V. held by the Company. CMM holds all rights and title to the mineral concessions comprising the Company’s Nuevo Milenio Property. As consideration for the securities of Cream Minerals de Mexico, the buyers paid the aggregate sum of $686,000, payable as the forgiveness of the debts owed by the Company to Frank Lang (or other entities controlled by Frank Lang) and Ferdinand Holcapek.

(c) Hastings Highland Property, Limerick Township, Ontario

Effective May 9, 2015, the Company and Hastings Highland Resources Limited (“Hastings”) entered into an agreement (the “Agreement”) with respect to the exclusive option to earn a 90% interest in Hastings’ Limerick Township nickel-copper property located in Ontario, Canada (the “Property”); however, the Company was unable to secure the requisite financing and terminated the option on September 3, 2015.

16

6. Exploration and Evaluation Assets (Continued)

Year ended March 31, 2016	Kaslo Silver Property, British Columbia	Nuevo Milenio Property, Mexico	Total March 31, 2016
Incurred during the year
Geological and geophysical	$ (2,905)	$ --	$ (2,905)
Land lease and property taxes	1,887	--	1,887
Travel and accommodation	(872)	--	(872)
Total Expenses March 31, 2016	$ (1,890)	$ --	$ (1,890)

Year ended March 31, 2015	Kaslo Silver Property, British Columbia	Nuevo Milenio Property, Mexico	Total March 31, 2015
Incurred during the year
Geological and geophysical	$ 6,791	$ 106,680	$ 113,471
Site activities	1,687	166,114	167,801
Travel and accommodation	872	2,984	3,856
Government assistance	(7,885)	--	(7,885)
Total Expenses March 31, 2015	$ 1,465	$ 275,778	$ 277,243

Year ended March 31, 2014	Kaslo Silver Property, British Columbia	Nuevo Milenio Property, Mexico	Total March 31, 2014
Incurred during the year
Geological and geophysical	$ 31,405	$ 153,009	$ 184,414
Site activities	1,060	279,513	280,573
Travel and accommodation	7,642	10,926	18,568
Total Expenses March 31, 2014	$ 40,107	$ 443,448	$ 483,555

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7. Equipment

	Vehicles	Office Equipment	Computer Equipment	Total
Cost
Balance, March 31, 2014	$71,813	$ 2,229	$ 10,701	$ 84,743
Additions (disposals)	(71,813)	--	(2,469)	(74,282)
Balance, March 31, 2015	--	2,229	8,232	10,461
Additions (disposals)	--	--	(6,039)	(6,039)
Balance, March 31, 2016	$--	$ 2,229	$ 2,193	$ 4,422
Accumulated depreciation
Balance, March 31, 2014	$69,269	$ 1,645	$ 9,698	$ 80,612
Depreciation	2,544	233	1,003	3,780
Disposals	(71,813)	--	(2,469)	(74,282)
Balance, March 31, 2015	--	1,878	8,232	10,110
Depreciation	--	351	--	351
Disposals	--	--	(6,039)	(6,039)
Balance, March 31, 2016	$--	$ 2,229	$ 2,193	$ 4,422
Carrying amounts
As at March 31, 2015	$--	$ 351	$ --	$ 351
As at March 31, 2016	$--	$ --	$ --	$ --

8. Accounts Payable and Accrued Liabilities

	March 31, 2016	March 31, 2015
Trade payables	$ 11,725	$ 73,235
Accrued liabilities	11,646	24,380
Totals	$ 23,371	$ 97,615

9. Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company was as follows for the years ended March 31, 2016, 2015 and 2014:

	For the years ended March 31,
	2016	2015	2014
Agave Silver Corp. Salaries and benefits Termination benefits Share-based payments	$ 70,182 15,000 18,188	$ 151,225 -- --	$ 219,599 95,250 --
Director fees Cream Minerals de Mexico, S.A. de C.V. Salaries and benefits (1)	-- --	-- 85,000	38,500 119,532

(1)	Salaries and benefits and share-based payments have been recorded as exploration costs related to the Nuevo Milenio project.

18

9. Related Party Transactions and Balances (Continued)

Related party balances as at March 31, 2016 and 2015 were as follows:

Balances at:	March 31, 2016	March 31, 2015
Payables: Lang Mining Corporation (a) Dauntless Developments Ltd. (a) Directors and Officers (b)	$ 42,555 88,376 97,500	$ 25,127 -- 257,854
Totals	$ 228,431	$ 282,981

(a)	Lang Mining Corporation (“Lang Mining”) and Dauntless Developments Ltd. (“Dauntless Developments”) are private companies controlled by the Estate of Frances A. Lang. The Company’s President and CEO, Ronald Lang is a beneficiary to the Estate. Mr. Ronald Lang is also President of Lang Mining and a director of Dauntless Developments. Lang Mining and Dauntless Developments provided the Company with non-interest bearing loans, with no specified terms of repayment.

(b)	The directors’ and officers’ balances include fees and expenses owing to directors and officers including any salaries accrued to the Sole Administrator and Director General of Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered prior to the sale of the subsidiary.

In December, 2014, the Company signed a Debt Settlement and Assumption Agreement with Angela Yap and Quorum Management and Administrative Services Inc. (“Quorum”) whereby in full settlement of the debt owed from the Company to Quorum, the Company has assumed Quorum’s debt payable to Angela Yap to the extent of the amount the Company owed to Quorum, $60,822. The Company’s indebtedness to Quorum is fully and finally satisfied with no further claim or indebtedness owed by the Company to Quorum and the assumed indebtedness to Angela Yap represents all claims and indebtedness owed to Angela Yap.

During the year ended March 31, 2016, the Company settled all debts owing to officers and directors, with the exception of partial salaries payable to the President, by cash payments totaling $68,281 and the issuance of 1,147,500 common shares at $0.02 per common share for $22,950. These settlements resulted in a gain on settlement of debt in the amount of $129,121. Also, the Company accrued rent payable to Lang Mining in the amount of $24,000.

As at March 31, 2016, the balance payable to directors and officers is composed entirely of salary arrears payable to the President.

10. General and Administrative

	For the years ended March 31,
	2016	2015	2014
Depreciation	$ 351	$ 1,235	$ 2,978
Office and administration	43,445	69,339	52,533
Travel and conferences	--	6,377	1,405
Totals	$ 43,796	$ 76,951	$ 56,916

20

11. Share Capital

Authorized

Unlimited number of common shares without par value.

Issued and Fully Paid

31,981,559 common shares at March 31, 2016 (2015 – 25,834,059).

Financings

In June 2015, the Company closed the first and final tranche of a non-brokered private placements of units at a price of $0.05 per unit by issuing an aggregate of 5,000,000 units for gross proceeds of $250,000. Each unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to purchase one additional common share at a price of $0.10 for a term of 24 months after closing. The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk free interest rate of 0.56%, volatility factor of 120% and an expected life of two years.

On December 2, 2014, the Company announced a proposed non-brokered private placement whereby it intends to offer up to 11,000,000 flow-through common shares at a price of $0.06 per flow-through common share and 9,000,000 non-flow-through units at a price of $0.05 per non-flow-through unit. Each non-flow-through unit will be comprised of one common share and one common share purchase warrant. Each whole non-flow-through warrant will entitle the holder to purchase one non-flow-through common shares at any time for a period of 24 months from the date the warrant is issued, at a price of $0.10.

During the year ended March 31, 2014, the Company completed, in two tranches, a non-brokered private placement for total proceeds of $1,030,000. The private placement was entirely subscribed by insiders, directors and officers of the Company. The private placement consisted of the issuance of 10,300,000 units of the Company at a price of $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing. The share purchase warrants were valued using a Black-Scholes pricing model with the following assumptions: weighted average risk free interest rate of 1.08-1.19%, volatility factors ranging from 135% to 137% and an expected life of two years.

Shares for Debt

In June 2015, the Company issued, pursuant to TSX Venture Exchange (“TSXV”) approval, 1,147,500 common shares at $0.02 per common share for $22,950 in partial settlement of $52,500 of deferred salary payable to Ron Lang since his appointment as President in October 2013 and settlement in full of $16,250 of director’s fees arrears incurred prior to his appointment as President. The Company recorded a gain on the settlement of this debt of $45,800.

21

11. Share Capital (Continued)

Stock Options

On September 27, 2013, the shareholders approved an amendment to the Company’s stock option plan (“the Plan”) to change the number of shares in respect of which options may be granted thereunder from 10% of the issued and outstanding shares of the Company to a maximum of 2,723,500 shares of the Company. The Plan provides for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The Plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 10 years. Stock options granted to investor relations’ consultants vest over a twelve-month period, with one quarter of such options vesting in each three-month period.

The number of shares which may be issuable under the Plan and all of the Company’s other previously established or proposed share compensation arrangements, in any 12-month period:

(a)	to any one person shall not exceed 5% of the total number of issued and outstanding shares on the grant date on a non-diluted basis, unless the Company has obtained disinterested shareholder approval to exceed such limit;
(b)	to insiders as a group shall not exceed 10% of the total number of issued and outstanding shares on the grant date on a non-diluted basis, unless the Company has obtained disinterested shareholder approval to exceed such limit;
(c)	to any one consultant shall not exceed 2% of the total number of issued and outstanding shares on the grant date on a non-diluted basis; and
(d)	to all eligible persons who undertake investor relations activities shall not exceed 2% in the aggregate of the total number of issued and outstanding shares on the grant date on a non-diluted basis.

During the year ended March 31, 2016, pursuant to the Company’s stock option plan and TSXV approval, the Company granted 1,450,000 stock options to directors, officers and consultants of the Company at an exercise price of $0.07 per share, expiring on June 3, 2020. The fair value of the stock options granted has been calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk free interest rate of 0.47%, volatility factor of 168% and an expected life of five years. No stock options were granted during the years ended March 31, 2015 and 2014.

22

11. Share Capital (Continued)

Stock Options (Continued)

The following table summarizes information on stock options outstanding at March 31, 2016:

Exercise Price	Number Outstanding and Exercisable	Average Remaining Contractual Life
$1.60 $0.07	40,000* 1,450,000	0.23 years 4.18 years
	1,490,000	4.07 years

* Subsequent to year-end, these stock options expired unexercised.

A summary of the changes in stock options for the years ended March 31, 2016 and 2015 is presented in the following table:

	Number of Shares	Weighted Average Exercise Price ($)
Balance, fully vested and exercisable at March 31, 2014	517,500	3.44
Cancelled/forfeited	(140,000)	3.80
Balance, fully vested and exercisable at March 31, 2015	377,500	3.31
Granted	1,450,000	0.07
Cancelled/forfeited	(337,500)	3.52
Balance, fully vested and exercisable at March 31, 2016	1,490,000	0.11

Warrants

As at March 31, 2016, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Dates
5,000,000	$0.10	June 17, 2017
5,000,000

A summary of the changes in warrants for the years ended March 31, 2016 and 2015 is presented below:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance, March 31, 2015 and 2014	10,300,000	0.25
Issued	5,000,000	0.10
Expired	(10,300,000)	0.25
Balance, March 31, 2016	5,000,000	0.10

23

11. Share Capital (Continued)

Earnings (Loss) Per Share

The Company calculates basic and diluted earnings (loss) per common share using the weighted average number of common shares outstanding during each period and the diluted earnings (loss) per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of potentially dilutive shares. The potentially dilutive stock options and share purchase warrants were not included in the Company’s earnings (loss) per common share calculation because the result was anti-dilutive.

	Years ended March 31,
	2016	2015	2014

Issued shares, beginning of year	25,834,059	25,834,059	15,534,059
Weighted average issuances	4,848,610	--	4,379,725
Basic and diluted weighted average common shares, end of year	30,682,669	25,834,059	19,913,784

12. Segmented Information

Operating Segments

The Company has one operating segment, which is the exploration and evaluation of mineral properties.

Geographic Segments

The Company’s principal operations are carried out in Canada and Mexico. The majority of investment income is earned in Canada. Segmented assets by geographical location are as follows:

Statement of Financial Position March 31, 2016	Canada	Mexico	Total
Total Assets	$ 48,288	$ --	$ 48,289
Current Assets	$ 14,663	$ --	$ 14,664
Long-term Assets	$ 33,625	$ --	$ 33,625

Statement of Financial Position March 31, 2015	Canada	Mexico	Total
Total Assets	$ 94,719	$ --	$ 94,719
Current Assets	$ 25,593	$ --	$ 25,593
Long-term Assets	$ 69,126	$ --	$ 69,126

24

12. Segmented Information (Continued)

Geographic Segments (Continued)

Segmented expenses by geographical location are as follows:

Year ended March 31, 2016	Canada	Mexico	Total
Exploration and evaluation costs	$ (1,890)	$ --	$ (1,890)
Other expenses	243,311	--	243,311
Total expenses	$ 241,421	$ --	$ 241,421
Year ended March 31, 2015	Canada	Mexico	Total
Exploration and evaluation costs	$ 1,465	$ 275,778	$ 277,243
Other expenses	405,122	--	405,122
Total expenses	$ 406,587	$ 275,778	$ 682,365
Year ended March 31, 2014	Canada	Mexico	Total
Exploration and evaluation costs	$ 40,107	$ 443,448	$ 483,555
Other expenses	766,569	--	766,569
Total expenses	$ 806,676	$ 443,448	$ 1,250,124

13. Income Taxes

The income taxes shown in the consolidated statements of operations differ from the amounts obtained by applying statutory rates to net income/loss before income taxes due to the following:

	2016	2015	2014
Net loss (income) for the year	$ 112,000	$ (2,000)	$ 1,200,000
Statutory tax rate	26%	26%	26%
Expected income tax recovery	29,000	--	312,000
(Decrease) increase to income tax recovery due to:
Non-deductible permanent differences	(7,000)	178,000	--
Change in tax assets not recognized	(762,000)	2,137,000	(732,000)
Tax rate change and other	740,000	(2,315,000)	420,000
Income tax recovery	$ --	$ --	$ --

The significant components of the Company’s deferred tax assets are as follows:

	March 31, 2016	March 31, 2015
Mineral property interests	$ 2,570,000	$ 2,664,000
Equipment	89,000	89,000
Operating losses carried forward	2,398,000	2,424,000
Capital losses and other	882,000	--
Total deferred tax assets	5,939,000	5,177,000
Deferred tax assets not recognized	(5,939,000)	(5,177,000)
	$ --	$ --

25

13. Income Taxes (Continued)

The realization of income tax benefits related to these deferred potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of $9,225,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2026	564,000
2027	618,000
2028	928,000
2029	908,000
2030	706,000
2031	1,704,000
2032	1,339,000
2033	1,092,000
2034	879,000
2035	401,000
2036	86,000
Total	9,225,000

The Company has resource pools of approximately $9,886,000 (2015 - $10,250,000) to offset future taxable income. The tax benefit of these amounts is available to be carried forward indefinitely.

14. Financial Instruments and Risk Management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. Cash is designated as fair value through profit or loss and measured at fair value. Accounts payable and accrued liabilities and accounts payable, related parties are designated as other financial liabilities and measured at amortized cost using the effective interest rate method. The fair values of the Company’s accounts payable and accrued liabilities and accounts payable, related parties approximate their carrying values at March 31, 2016, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at March 31, 2016 and 2015 and categorized into levels of the fair value hierarchy:

		March 31, 2016		March 31, 2015
		Carrying	Fair	Carrying	Fair
	Level	Value	Value	Value	Value
Cash	1	$774	$774	$2,827	$2,827
Accounts payable and accrued liabilities	2	23,371	23,371	97,615	97,615
Accounts payable, related parties	2	228,431	228,431	282,981	282,981

There were no transfers from levels or change in the fair value measurements of financial instruments for the years ended March 31, 2016 and 2015.

26

14. Financial Instruments and Risk Management (Continued)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	March 31, 2016	March 31, 2015
Cash	$ 774	$ 2,827

All of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is not significant. The financial assets that potentially subject the Company to credit risk are any receivables. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. The Company’s maximum exposure to credit risk as at March 31, 2016 is the carrying value of its financial assets.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.

During the year ended March 31, 2016, the Company closed the first and final tranche of a non-brokered private placements of units (“Units”) at a price of $0.05 per Unit by issuing an aggregate of 5,000,000 Units for gross proceeds of $250,000. In addition, the Company settled all debts owing to officers and directors, with the exception of partial salaries payable to the President, by cash payments totaling $68,281 and the issuance of 1,147,500 common shares at $0.02 per common share for $22,950. These settlements resulted in a gain on settlement of debt in the amount of $129,121. The Company also received non-interest bearing loans in the amount of $41,814 from Lang Mining and Dauntless Developments to help fund operations. Further information regarding liquidity risk is set out in Note 1.

The Company’s financial assets are comprised of its cash, and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and accounts payable, related parties, the contractual maturities of which at March 31, 2016 and 2015 are summarized as follows:

	March 31, 2016	March 31, 2015
Cash	$ 774	$ 2,827
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less Due to related parties with contractual maturities - Within 90 days or less	(23,371) (228,431)	(97,615) (282,981)

26

14. Financial Instruments and Risk Management (Continued)

Interest Rate Risk

The Company has no significant exposure at March 31, 2016 to interest rate risk through its financial instruments.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and, until February, 2015, Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At March 31, 2016, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars, but presented in Canadian dollar equivalents.

	March 31, 2016	March 31, 2015
U.S. Dollars
Cash	$ --	$ 2,315
Accounts payable and accrued liabilities	--	(16,090)

Based on the above net exposures at March 31, 2016, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $Nil (2015 - $2,318) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company had no cash equivalents at March 31, 2016. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.

15. Management of Capital

The Company defines capital that it manages as equity. When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

	March 31, 2016	March 31, 2015
Equity (deficiency) is comprised of:
Share capital	$ 33,973,547	$ 33,755,285
Share subscriptions	--	100,000
Warrants reserve	54,688	341,631
Share-based payments reserve	71,009	964,950
Deficit	(34,302,758)	(35,447,743)

28

15. Management of Capital (Continued)

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular. Given the nature of its activities, the Company is dependent on financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt. There were no changes in the Company’s approach to capital management during the year ended March 31, 2016. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

29